DLA Piper US LLP

1251 Avenue of the Americas

New York, NY 10020-1104

www.dlapiper.com

Christopher C. Paci

christopher.paci@dlapiper.com

T 212.335.4970

F 212.884.8470

July 12, 2011

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Teavana Holdings, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed July 12, 2011

File No. 333-173775

Dear Mr. Owings:

Today, on behalf of our client Teavana Holdings, Inc., a Delaware corporation (“Teavana” or the “Company”), and in connection with the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”), we are submitting samples of the outside front and back covers, along with inside front and back covers, of the Company’s Registration Statement, to allow the Staff of the Securities and Exchange Commission to review the proposed artwork and graphics included therein.

Note that the Company intends for the prospectus to contain two “gatefold” covers, meaning that both covers will fold out to present a two-page spread with artwork and graphics on the inside and outside of each cover.

If you have any questions regarding the enclosed documents, please do not hesitate to call me at 212.335.4970.

Very truly yours,

/s/ Christopher C. Paci

Christopher C. Paci

Enclosures

cc:	Andrew T. Mack

Daniel P. Glennon

Teavana Holdings, Inc.

Lori Turbe

Grant Thornton LLP

Michael J. Schiavone

Shearman & Sterling LLP